UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  November , 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 - 16º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) 04.032.433/0001 -80
Company Registry ID (NIRE) 33300275410
Publicly-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON NOVEMBER 28, 2006

drawn up in the summary format pursuant to article 130 and paragraphs of Law 6,404/76.

1) Date, Place and Time: held at 2:30 pm on November 28, in the Contax Participações S.A. Headquarters (“Company”) located at Rua do Passeio, 48 to 56, (parte), Rio de Janeiro, RJ.

2) Call Notice: The First Call Notice was published in the 10/27/2006 (page 4), 10/30/2006 (page 9) and 10/31/2006 (page 7) editions of “Diário Oficial do Estado do Rio de Janeiro”, part V and in the 10/27/2006 (page C8), 10/30/2006 (page B3) and 10/31/2006 (page B3) editions of the newspaper “Valor Econômico – Edição Nacional”. The Second Call Notice was published, in the 11/16/2006 (page 7), 11/17/2006 (page 4) and 11/21/2006 (page 9) editions of “Diário Oficial do Estado do Rio de Janeiro”, part V, and in the 11/16/2006 (page B3) 11/17/2006 (page C8) and 11/20/2006 (page C2) editions of the newspaper “Valor Econômico – Edição Nacional”.

3) Agenda: 1. Deliberate on the cancellation of 5,886,700 common shares and 11,773,900 preferred shares held in treasury, without a capital reduction, and subsequent amendment to the caput of article 5 of the Company’s By-Laws; 2.Deliberate on the empowerment of the Company’s Board of Executive Officers to implement all necessary actions to cancel the common and preferred shares held in treasury.

4) Attendance: Shareholders representing more than 59.68% of the voting capital stock, according to the signatures included in the Shareholders Attendance Book, and also Michel Neves Sarkis (CFO and Investor Relations Officer) and Rodrigo Panico (General Council).

5) Presiding: Chairman: Rodrigo Panico, Secretary: Luciene Sherique.

6) Resolutions: The following items were unanimously approved by all the attending shareholders, including Mr. José Teixeira de Oliveira.

(i) Cancellation of 5,886,700 common shares and 11,773,900 preferred shares held in treasury, without a capital reduction, and subsequent amendment to the caput of article 5 of the Company’s Bylaws. As a

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consequence of this operation, the Company’s capital stock is now divided into 364,461,117 registered shares with no par value, of which 121,487,217 are common and 242,973,900 preferred shares. The caput of article 5 of the Company’s Bylaws will now have the following wording: “Article 5 – The Company’s Capital Stock comprises R$ 223,873,116.10 (two hundred and twenty three million, eight hundred and seventy three thousand, one hundred and sixteen reais and ten centavos), divided into 364,461,117 shares, of which 121,487,217 common and 242,973,900 preferred shares, all registered book-entry shares with no par value”; and

(ii) Empowerment of the Company’s Board of Executive Officers to implement all the necessary actions to cancel the common and preferred shares held in treasury.

7) Closure: There being no further matters to discuss, these minutes were drawn up in summary format, read, approved and signed by all attending shareholders, who authorized their publication without their respective signatures according to article 130, paragraph 2 of Law 6.404/76. This is a free translation of the minutes filed in the Company’s records.

Rio de Janeiro, November 28, 2006.

______________________
Luciene Sherique
Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.